Exhibit 99.1

Bioblast Pharma Ltd. Corporate and Management Update

Tel Aviv, Israel and New York, New York, July 26, 2018 – Bioblast Pharma Ltd. (Nasdaq: ORPN) is providing an update on business development activities as well as notice of an organization change that affects members of the board and management.

As previously announced, the Company is seeking a commercial partner for its investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), which has been studied in humans with ocular pharyngeal muscular dystrophy (OPMD) and Spinocerebellar Ataxia Type 3 (SCA3).

Although no partnership or other arrangement has been concluded, the Company is working diligently to find such a partner, as well as to enter into a merger agreement with a third party.

Fredric Price, Chairman & CEO of Bioblast, said, “Following a comprehensive review of all of our business activities, the board has determined that it is in the best interest of the Company’s shareholders to further reduce expenses and to turn over the business development process to a new board and a new CEO. Accordingly, effective July 31, I will be stepping down as Chairman and CEO and will be leaving the board, along with the four independent members of the board.

“The independent board members and I are leaving the Company in good hands. Our belief that trehalose can be a meaningful product is undiminished,” Mr. Price added.

Dalia Megiddo, MD, said, “I want to thank Fredric Price and the independent board members for their meritorious service.”

As part of the restructuring, Warren Wasiewski, MD, stepped down as the Company’s Chief Medical Officer (CMO). Dalia Megiddo, MD, Company co-founder, will remain on the board and will serve as the CEO and CMO. The board has approved the nomination of the following individuals to serve as members of the Board, effective on July 31: Gili Cohen; Eyal Gibor; Tomer Yossef; and Ran Weinstock. All the new members of the board qualify as independent directors under applicable Nasdaq rules.

Summary biographies of these four individuals are provided below.

Mr. Gili Cohen served as an external director of the Company between July 30, 2014 and January 15, 2017. Mr. Cohen has been a member of the Board of Directors of Harel Pension Funds Management Ltd., a member of the Harel Insurance Investments and Financial Services Ltd. group, since March 2012. In addition, Mr. Cohen has been a member of the Board of Directors of Israel Land Development Co. Ltd., which deals in real estate and investments, since June 2012. He also currently serves as an independent financial consultant and is a lecturer in economics at the College of Management Academic Studies. From 2000 to 2011, Mr. Cohen was the Chief Investments Officer and head of the Investments Department at Excellence Investments Ltd. Mr. Cohen has a degree in economics and geography and an M.B.A., both with honors, from the Hebrew University in Jerusalem.

Mr. Eyal Gibor currently serves as the managing director of BeFresh Corp., an agricultural exports company based in Israel. He is also the owner of Gidulay Ez Adam Ltd., a packing facility that both grows and exports various agricultural products. Mr. Gibor holds a dual B.Sc. in both Economics and Accounting from Tel Aviv University. Mr. Gibor is a Certified Public Accountant in Israel.

Mr. Tomer Yossef is the founder of the Pinchevski-Yossef law firm where he currently practices. Mr. Yossef previously worked at the law firm of Cohen Wilcheck & Co. He has experience as a software programmer. Mr. Yossef holds a B.Sc. in Computer Science & Management, an LLB from Tel Aviv University and an M.B.A. in Finance & Accounting from Tel Aviv University. Mr. Yossef is licensed to practice law in Israel.

Mr. Ran Weinstock currently serves as the Business Development Executive at Howden Insurance Brokers Israel since September 2016 and has been employed by Howden Israel since June 2005. Mr. Weinstock previously served on the Board of Directors for Medicortex Finland Oy from May 2015 through May 2017. Mr. Weinstock currently sits on the Management Committee at the Bio-Executive Forum. Mr. Weinstock is a graduate of the Lahav Executive Education program at Tel Aviv University entitled “Biotechnology and Medical Device Entrepreneurs and Managers – Healthcare Technological Innovation Program”. He holds an LLB from Netanya Academic College and an LL.M from Bar Ilan University. Mr. Weinstock has been licensed to practice law in Israel since 2004.

Mr. Gili Cohen will serve as the chair of the Compensation Committee and Mr. Eyal Gibor will serve as the chair of the Audit Committee.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward-looking statements when we discuss our search for commercial partnerships or other arrangement concerning our proprietary drug candidates or a merger and our expectation to reduce costs. Because such statements deal with future events and are based on Bioblast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 23, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Bioblast is traded on the Nasdaq under the symbol “ORPN.” For more information, please visit our website: www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Contacts:

Bioblast Pharma Ltd.

FPrice@optonline.net

(914) 234-2268